Form 6-K

# SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2002 Commission File Number: 0-20235

**NORTH AMERICAN PALLADIUM LTD.**

(Name of Registrant)



130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ Assigned File No. ____________ No ☒

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).



Exhibit Index begins on page 3.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date: January 23, 2002

By: Mary Batoff

Title: Secretary

## EXHIBIT INDEX

**EXHIBIT 1**

4 of 8 pages

**NORTH AMERICAN PALLADIUM LTD.**

**MATERIAL CHANGE REPORT**

Pursuant to: Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 73 of the Securities Act (Quebec)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

**Item 1. Reporting Issuer**

The reporting issuer filing this material change report is North American Palladium Ltd. (the "Corporation"), Suite 2116, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

**Item 2. Date of Material Change**

January 11, 2002

**Item 3. Press Release**

January 11, 2002

**Item 4. Summary of Material Change**

The Company reported on the progress of its plan to improve the operating performance of its newly constructed 15,000 tonnes per day concentrator at North American Palladium's Lac des Iles mine which achieved lower than anticipated throughput and recoveries in the third quarter of 2001 due to difficulties with the refurbished pebble crusher, unanticipated constraints with the flotation cleaner circuit and the inability of the Semi Autogenous Grinding (SAG) mill to operate at the designed processing rate. During the fourth quarter of 2001, a new, larger pebble crusher was purchased and commissioned and contract crushing commenced to provide finely crushed material to the SAG and the flotation circuit in the old mill was connected to the new mill to provide additional cleaner flotation capacity. Introducing fine crushed material into the SAG mill and modifications to the grinding and flotation circuits, resulted in improvements of mill throughput and recoveries. During the fourth quarter the mill processed 1,146,563 tonnes of ore or 12,463 tonnes per day with a palladium grade of 1.985 g/t, producing 51,475 ounces of palladium at a recovery rate of 70.4%. Other metal production during the fourth quarter included 4,238 ounces of platinum, 3,817 ounces of gold, 1,164,674 pounds of copper and 604,933 pounds of nickel. The long-term solutions remain unchanged and entail the construction of a secondary crushing facility, modifications to the grinding circuit and possible expansion of the cleaner flotation circuit.

**Item 5.** **Full Description of Material Change**

See attached press release.

**Item 6.** **Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 74 of the Securities Act (Quebec); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland).**

N/A

**Item 7.** **Omitted Information**

N/A

**Item 8.** **Senior Officer**

Mary Batoff, Secretary

Tel.: 416-360-2655

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Toronto, this 22nd day of January 2002.

**NORTH AMERICAN PALLADIUM LTD.**

"Mary Batoff" (signed)
Per:______________________

North American **Palladium** Ltd.

130 Adelaide St. West
Suite 2116
Toronto, ON
M5H 3P5

Website: www.napalladium.com

# News Release

January 11, 2002

FOR IMMEDIATE RELEASE

Trading Symbol TSE - PDL
AMEX - PAL

## North American Palladium Ltd. Announces Operating Results Update for Fourth Quarter 2001

During the fourth quarter of 2001, the Company commenced the implementation of its plan to improve the operating performance of its newly constructed 15,000 tonnes per day concentrator at North American Palladium's Lac des Iles mine. The lower than anticipated throughput and recoveries in the third quarter of 2001 were due to difficulties with the refurbished pebble crusher, unanticipated constraints with the flotation cleaner circuit and the inability of the Semi Autogenous Grinding (SAG) mill to operate at the designed processing rate. In early October, a new, larger pebble crusher was purchased and commissioned. In November, contract crushing commenced to provide finely crushed material to the SAG and the flotation circuit in the old mill was connected to the new mill to provide additional cleaner flotation capacity. As a result of the introduction of fine crushed material into the SAG mill and modifications to the grinding and flotation circuits, both mill throughput and recoveries are improving. During the fourth quarter the mill processed 1,146,563 tonnes of ore or 12,463 tonnes per day with a palladium grade of 1.985 g/t, producing 51,475 ounces of palladium at a recovery rate of 70.4%. Other metal production during the fourth quarter included 4,238 ounces of platinum, 3,817 ounces of gold, 1,164,674 pounds of copper and 604,933 pounds of nickel.

The long-term solutions remain unchanged and entail the construction of a secondary crushing facility, modifications to the grinding circuit and possible expansion of the cleaner flotation circuit. The Company is currently undertaking engineering studies for a secondary crushing circuit. The secondary crushing unit would replace the contract crushing which is supplying fine crushed material to the SAG mill. A decision to proceed with a secondary crushing plant will be made during the first quarter 2002. The Company has retained the consulting services of Lakefield Research Ltd. and Mr. James Gowans, P.Eng to assist with improving palladium recoveries in the concentrator to the design parameters. Lakefield Research Ltd. has considerable PGM metallurgical processing and design experience from its many assignments with PGM projects in South Africa. Mr. James Gowans brings extensive operating and senior management expertise having worked on many mining projects with Cominco and most recently Placer Dome. "We are extremely pleased to have both these parties assist North American Palladium in our continued efforts to meet our operating objectives," said Keith Minty, President and Chief Executive Officer, North American Palladium.

During the fourth quarter the Company implemented a program to streamline operations and reduce its cost structure. As of December 31, 2001 the broken ore stockpiles were comprised of 6.4 million tonnes grading 1.329 g/t palladium, containing approximately 274,000 ounces of palladium. This stockpile affords the Company the flexibility to reduce its mining activity to 54,000 tonnes per day without affecting the 2002 projected mill throughput of 15,000 tonnes per day. As a result of the scheduled lower mining activity at the Lac des Iles mine, the Company is rationalizing the operation accordingly. Cost cutting initiatives have been implemented including a reduction of the workforce and ancillary services. These initiatives will result in an estimated annual cost saving in excess of C$7.0 million. "The measures to cut costs are necessary as the Lac des Iles mine transitions from a capital expansion project to a large scale mining operation. Our focus continues to be on optimizing the operation, reducing the cash cost per ounce of palladium produced and improving profitability," Minty said.

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**North American Palladium's Lac des Iles Mine** is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. Palladium use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:
Keith C. Minty - President & CEO
Tel: (416) 360-2656 Fax: (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel: (416)360-2650 Fax: (416) 360-7709

Forward-Looking Statements - Some statements contained in this release are forward-looking and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such forward-looking statements include comments regarding mineral reserve and resource statements and exploration program performance. Factors that could cause actual results to differ materially include metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tons milled, geological, technical, mining or processing problems, exploration programs and future results of exploration programs at the Lac des Iles Mine, future profitability and production. The Company disclaims any obligation to update forward-looking statements.